September 26, 2007

Mail Stop 4563

*By U.S. Mail and facsimile to (864) 239-6423*

Mack I. Whittle
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, SC 29601

> **Re:** **The South Financial Group, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 00-15083**

Dear Mr. Whittle:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Mack I. Whittle, CEO
The South Financial Group, Inc.
September 26, 2007
Page 2

Executive Compensation, page 18

1. The Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Please refer to the first paragraph of Section II(B)(1) of Release 33-8732. Accordingly, please move your Compensation Discussion and Analysis to the beginning of your compensation section.

Supplemental Executive Retirement Plans, page 23

2. Describe the material terms, including the benefit calculation terms, of the plans in the narrative discussion. Please refer to Item 402(h)(3) of Regulation S-K.

Potential Payments Upon Change In Control, page 24

3. You discuss a number of termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described in this section and in the section beginning on page 35. Please describe and explain, in the Compensation Discussion and Analysis, how the Committee determined that the payment and benefit levels under these plans and arrangement were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. For example, please discuss how the Committee determined that the 400,000 restricted stock units and the payment terms on the change in control agreements were consistent with your compensation philosophy.

4. Provide an explanation of the events which would give rise to payments under the change in control provisions of the agreements in the narrative discussion. Please refer to Item 402(j)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 31
Elements of Compensation, page 35

5. In your discussion of changes made to base salaries for 2007 you disclose that the Committee approved increases for both Mr. Whittle and Mr. Schools. Please explain the reasons for these changes. For example, discuss whether the increases in the officers base salaries we increases in compensation consistent with increases in responsibilities, as in the case Mr. Schools increase in July 2006, or was this in response to changes in peer pay practices. Please refer to Item 402(b)(1)(v) of Regulation S-K.

6. Provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007, including the targets for the MPIP and the LTIP for both the 2004-2006 and 2006-2008 periods. Disclose the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. If you did not disclose the targets because you determined that the targets were confidential because their disclosure would lead to competitive harm to South Financial Group, supplementally provide the staff with your confidentiality analysis. To the extent that you determine that it is appropriate to omit specific targets, revise your disclosure to discuss the level of difficulty required to reach the performance targets. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

7. Your Compensation Discussion and Analysis devotes a significant amount of attention to South Financial's compensation philosophy and the objectives of its compensation program. Disclose and analyze how the Committee determined specific levels of compensation for the named executive officers and how decisions regarding one component of compensation affected determinations regarding other elements. See Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K. For example, discuss the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers' compensation package and analyze the reasons why the committee believed that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

8. It appears that Mr. Whittle's compensation was significantly greater than the compensation paid to the other named executives. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please refer to Section II(B)(1) of Commission Release 33-8732A. Please provide a more detailed discussion of how and why the Committee approved compensation awards which differ so dramatically. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Please refer to Item 402(b)(1)(i and vi) and Item 402(b)(2)(vii) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC:     William Crawford
        General Counsel